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                                                     Filed by Lennar Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: Lennar Corporation
                                                   Commission File No. 001-11749

The following is the text of a slide which is part of a presentation that will be made by Lennar to potential purchasers of Lennar debt securities:





                             10 POINTS TO REMEMBER


1. NOT A SINGLE $1.2 BILLION ACQUISITION - ACTUALLY 250 COMMUNITIES ACQUIRED SIMULTANEOUSLY

         - LAND ENTITLED AND DEVELOPED    - MARGINS DETERMINED

         - PRODUCT DESIGNED               - SALES PROVEN

         - MODELS OPEN                    - BACKLOG UNDER CONSTRUCTION

         - PERSONNEL IN PLACE

2.       PURCHASED AT A SIGNIFICANT DISCOUNT TO BOOK VALUE

3.       BETTER GEOGRAPHIC DIVERSIFICATION

4.       BETTER PRODUCT DIVERSIFICATION AND LAND UTILIZATION

5.       IMMEDIATELY ACCRETIVE, EVEN WITHOUT SYNERGIES

6.       STRONG AND IMPROVING BEGINNING BALANCE SHEET AND CASH FLOW

7.       LIMITED INTEGRATION RISK - STRONG MANAGEMENT TEAM

8.       E-COMMERCE & BROADBAND PROFIT OPPORTUNITY ON LIMITED INVESTMENT

9.       30% INSIDE OWNERSHIP

10.      INVESTMENT GRADE FOCUSED!



                            BUILDING A BETTER COMPANY

                         SALES OF HOMES AND DELIVERIES

[Picture of map of continental United States showing locations where the combined company will have operations, and the pro forma combined dollar value of home sales and number of homes delivered in those locations for the 1999 fiscal year.]



[LENNAR LOGO]                                [US. HOME LOGO]


Detailed information about Lennar's acquisition of U.S. Home is contained in a Registration Statement filed with the Securities and Exchange Commission and in a Joint Proxy Statement/Prospectus which is included in that Registration Statement. Other materials relating to that transaction will be filed with the Securities and Exchange Commission. Investors are urged to read the relevant documents filed with the Securities and Exchange Commission because they contain important information.

     Materials filed with the Securities and Exchange commission are available electronically, without charge, at an Internet site maintained by the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, Lennar and U.S. Home have sent the Joint Proxy Statement/Prospectus to their stockholders and will make copies available to others, without charge, upon request.

     Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended November 30, 1999 for a further discussion of these and other risks and uncertainties applicable to the Company's business.